

March 11, 2011

Via Mail and Facsimile 011-49-89-636-52-000

Dr. Klaus Patzak
Corporate Vice President and Controller
Dr. Andreas C. Hoffmann
General Counsel Corporate & Finance
Siemens Aktiengesellschaft
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany

      Re: Siemens Aktiengesellschaft
              Form 20-F for the Fiscal Year Ended September 30, 2009
              Filed December 2, 2010
              File No. 001-15174

Dear Dr. Patzak and Dr. Hoffmann:

We have reviewed your response letter dated February 28, 2011 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.
.

Form 20-F for the Fiscal Year Ended September 30, 2010

Item 5. Operating and Financial Review and Prospects, page 49

1.   We note your response to prior comment 5. Please revise your future filings to include a reconciliation of your free cash flow by quarter, to the extent that you continue to present these quarterly measures, to the corresponding GAAP financial measures. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any questions.

Sincerely,

Martin James
Senior Assistant Chief Accountant